FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official notice to the CNMV dated November 26, 2010.

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 917 538 100 34 917 538 000 Fax 34 913 489 494 www.repsol.com

Madrid, November 26th, 2010

Upon request of its majority shareholder Repsol YPF, S.A., the Board of Directors of YPF, S.A. approved yesterday the preparation and filing before the U.S. Securities and Exchange Commission (SEC) of a Form F-3 in accordance with the applicable U.S. Law. The filing of the Form F-3 will make possible an increase of the liquidity of the shares of YPF, S.A. through the sale by Repsol YPF, S.A., Repsol YPF Capital, S.L. and Caveant, S.A. (together, the “Repsol YPF Group”) of up to 58,996,919 Class D shares (including in the form of ADSs), representing a 15% of the share capital and voting rights of YPF, S.A.

Such Form F-3 will replace the one previously registered on February 29, 2008 with the SEC and will offer Repsol YPF Group a flexible framework for the sale of YPF, S.A. Class D shares or ADSs in the form considered more convenient in each moment, including private transactions or on any stock exchange, market or trading facility on which Class D shares or ADSs are traded.

The determination of the number of securities, the timing, convenience, offer and sale mechanism, the price or the mechanism for its determination as well as the rest of the economic and legal terms of the transactions will be decided by the relevant seller company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 26th, 2010	By:	/s/ Fernando Ramírez
		Name:	Fernando Ramírez
		Title:	Chief Financial Officer